March 16, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3628

100 F Street, N.E.

Washington, D.C. 20549

Re:	GUESS?, INC. Preliminary Proxy Statement on Schedule 14A Filed by Legion Partners Asset Management, LLC.

Dear Sir or Madam:

We are writing in connection with the PREC14A filing made today by Legion Partners Asset Management, LLC (“Legion Partners Asset Management”) with respect to the 2022 annual meeting of stockholders of Guess?, Inc. (File No. 001-11893). We are acting as counsel to Legion Partners Asset Management. To the extent the Staff has any comments or questions with respect to the filing, please contact the undersigned.

Best regards, /s/ Elizabeth Gonzalez-Sussman Elizabeth Gonzalez-Sussman